Western New England Bancorp, Inc. 8-K/A

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated March 11, 2016 with respect to the consolidated balance sheets of Chicopee Bancorp, Inc. and Subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of the internal control over financial reporting as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K, as amended, of Chicopee Bancorp, Inc., into this Current Report on Form 8-K/A of Western New England Bancorp, Inc. filed on January 5, 2017.

/s/ Berry Dunn McNeil & Parker, LLC

Portland, Maine

January 5, 2017